

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 1, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of FinTech Evolution Acquisition Group, under the Exchange Act of 1934:

- Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant

- Class A Ordinary Shares, par value $0.0001

- Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share

Sincerely,

An Intercontinental Exchange Company